UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-40324
Centerra Gold Inc.
(Translation of registrant's name into English)
1 University Avenue, Suite 1800
Toronto, Ontario
M5J 2P1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis for the Years Ended December 31, 2024 and 2023, included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-40324), furnished to the Commission on February 20, 2025 and amended on February 24, 2025, are incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-257489 and 333-271496) of the Registrant, Centerra Gold Inc.

EXHIBIT INDEX

Exhibit	Description

99.1	Amended Management’s Discussion and Analysis For the Years Ended December 31, 2024 and 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Centerra Gold Inc.
(Registrant)

Date: February 24, 2025	/s/ Yousef Rehman
Yousef Rehman
Executive Vice President, Legal and Public Affairs